                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)(1)

                               ENDWAVE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    29264A206
                                 (CUSIP Number)

                             ARTHUR STEINBERG, ESQ.
                      AS THE RECEIVER, C/O KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f), or 240.13d-1(g),
check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29264A206

--------------------------------------------------------------------------------------------------------------------
1.                        NAME OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          Wood River Capital Management, L.L.C.
--------------------------------------------------------------------------------------------------------------------
2.                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a)[X]
                                                                                                            (b)[ ]

--------------------------------------------------------------------------------------------------------------------
3.                        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4.                        SOURCE OF FUNDS*

                          AF
--------------------------------------------------------------------------------------------------------------------
5.                        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                          TO ITEMS 2(d) or 2(e)                                                                  [X]

--------------------------------------------------------------------------------------------------------------------
6.                        CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware
--------------------------------------------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
                          -0-
  NUMBER OF      ---------------------------------------------------------------------------------------------------
   SHARES            8.   SHARED VOTING POWER
 BENEFICIALLY             4,171,477
  OWNED BY       ---------------------------------------------------------------------------------------------------
    EACH             9.   SOLE DISPOSITIVE POWER
  REPORTING                -0-
   PERSON        ---------------------------------------------------------------------------------------------------
    WITH             10.  SHARED DISPOSITIVE POWER
                          4,171,477
--------------------------------------------------------------------------------------------------------------------
11.                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          4,171,477
--------------------------------------------------------------------------------------------------------------------
12.                       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [ ]

--------------------------------------------------------------------------------------------------------------------
13.                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          36.9%
--------------------------------------------------------------------------------------------------------------------
                          TYPE OF REPORTING PERSON*
14.
                          IA, OO
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 15 Pages

CUSIP NO. 29264A206

--------------------------------------------------------------------------------------------------------------------
1.                        NAME OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          Wood River Associates, L.L.C.
--------------------------------------------------------------------------------------------------------------------
2.                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a)[X]
                                                                                                              (b)[ ]

--------------------------------------------------------------------------------------------------------------------
3.                        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4.                        SOURCE OF FUNDS*

                          AF
--------------------------------------------------------------------------------------------------------------------
5.                        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                          ITEMS 2(d) or 2(e)    :                                                                [X]

--------------------------------------------------------------------------------------------------------------------
6.                        CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware
--------------------------------------------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER
                          -0-
  NUMBER OF      ---------------------------------------------------------------------------------------------------
   SHARES           8.    SHARED VOTING POWER
 BENEFICIALLY             2,843,239
  OWNED BY       ---------------------------------------------------------------------------------------------------
   EACH             9.    SOLE DISPOSITIVE POWER
 REPORTING                -0-
  PERSON         ---------------------------------------------------------------------------------------------------
   WITH             10.   SHARED DISPOSITIVE POWER
                          2,843,239
--------------------------------------------------------------------------------------------------------------------
11.                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,843,239
--------------------------------------------------------------------------------------------------------------------
12.                       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [ ]

--------------------------------------------------------------------------------------------------------------------
13.                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          25.1%
--------------------------------------------------------------------------------------------------------------------
                          TYPE OF REPORTING PERSON*
14.
                          HC, OO
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 3 of 15 Pages

CUSIP NO. 29264A206

--------------------------------------------------------------------------------------------------------------------
1.                         NAME OF REPORTING PERSONS
                           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Wood River Partners, L.P.

--------------------------------------------------------------------------------------------------------------------
2.                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)[ ]
                                                                                                            (b)[X]

--------------------------------------------------------------------------------------------------------------------
3.                         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4.                         SOURCE OF FUNDS*

                           WC
--------------------------------------------------------------------------------------------------------------------
5.                         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                           ITEMS 2(d) or 2(e)                                                                    [X]

--------------------------------------------------------------------------------------------------------------------
6.                         CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
--------------------------------------------------------------------------------------------------------------------
                     7.    SOLE VOTING POWER
                           2,843,239
                 ---------------------------------------------------------------------------------------------------
   NUMBER OF         8.    SHARED VOTING POWER
    SHARES                 -0-
 BENEFICIALLY    ---------------------------------------------------------------------------------------------------
 OWNED BY EACH       9.    SOLE DISPOSITIVE POWER
  REPORTING                2,843,239
   PERSON        ---------------------------------------------------------------------------------------------------
    WITH             10.   SHARED DISPOSITIVE POWER
                           -0-
--------------------------------------------------------------------------------------------------------------------
11.                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,843,329
--------------------------------------------------------------------------------------------------------------------
12.                        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [ ]

--------------------------------------------------------------------------------------------------------------------
13.                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           25.1%
--------------------------------------------------------------------------------------------------------------------
                           TYPE OF REPORTING PERSON*
14.
                           PN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 4 of 15 Pages

CUSIP NO. 29264A206

--------------------------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSONS
                            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Wood River Partners Offshore, Ltd.
-------------------------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)[ ]
                                                                                                             (b)[X]

-------------------------------------------------------------------------------------------------------------------
3                           SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS*

                            WC
-------------------------------------------------------------------------------------------------------------------
5                           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                            ITEMS 2(d) or 2(e)                                                                  [X]

-------------------------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION

                            Cayman Islands
-------------------------------------------------------------------------------------------------------------------
                            SOLE VOTING POWER
                     7      1,328,238
                 --------------------------------------------------------------------------------------------------
   NUMBER OF         8      SHARED VOTING POWER
    SHARES                  -0-
BENEFICIALLY     --------------------------------------------------------------------------------------------------
OWNED BY EACH        9      SOLE DISPOSITIVE POWER
  REPORTING                 1,328,238
   PERSON        --------------------------------------------------------------------------------------------------
    WITH             10     SHARED DISPOSITIVE POWER
                            -0-
-------------------------------------------------------------------------------------------------------------------
  11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,328,238
-------------------------------------------------------------------------------------------------------------------
  12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

-------------------------------------------------------------------------------------------------------------------
  13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            11.7%
-------------------------------------------------------------------------------------------------------------------
                            TYPE OF REPORTING PERSON*
  14
                            CO
-------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                              Page 5 of 15 Pages

CUSIP NO. 29264A206

----------------------------------------------------------------------------------------------------------------------------------
                             NAME OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1.
                             Arthur Steinberg, Esq., as the Receiver of the Wood River Entities (as defined herein) (1)
----------------------------------------------------------------------------------------------------------------------------------
                             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)[ ]
2.                                                                                                                          (b)[ ]

----------------------------------------------------------------------------------------------------------------------------------
3.                           SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
                             SOURCE OF FUNDS*
4.
                             OO
----------------------------------------------------------------------------------------------------------------------------------
5.                           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

----------------------------------------------------------------------------------------------------------------------------------
                             CITIZENSHIP OR PLACE OF ORGANIZATION
6.
                             U.S.A.
----------------------------------------------------------------------------------------------------------------------------------
                             SOLE VOTING POWER
   NUMBER OF         7.      -0-
    SHARES       -----------------------------------------------------------------------------------------------------------------
 BENEFICIALLY        8.      SHARED VOTING POWER
   OWNED BY                  4,171,477(1)
    EACH         -----------------------------------------------------------------------------------------------------------------
  REPORTING          9.      SOLE DISPOSITIVE POWER
   PERSON                    -0-
    WITH         -----------------------------------------------------------------------------------------------------------------
                    10.      SHARED DISPOSITIVE POWER
                             4,171,477(1)
----------------------------------------------------------------------------------------------------------------------------------
11.                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             4,171,477(1)
----------------------------------------------------------------------------------------------------------------------------------
12.                          CHECK  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]

----------------------------------------------------------------------------------------------------------------------------------
13.                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             36.9%(1)
----------------------------------------------------------------------------------------------------------------------------------
                             TYPE OF REPORTING PERSON*
14.
                             OO (Receiver)
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1)      See Introduction and Item 5 herein.

                               Page 6 of 15 Pages

                                  INTRODUCTION

            A Schedule 13D was filed by the Receiver (as defined herein) and the Wood River Entities (as defined herein) (the "ReportingPersons") on October 24, 2005, purporting to primarily reflect the Receiver's initial acquisition of beneficial ownership of the shares set forth herein due to his duties and responsibilities as the Receiver (the "Original Schedule 13D").

            On October 13, 2005, Arthur Steinberg, Esq. was appointed receiver (the "Receiver") of Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and their respective subsidiaries, successors and assigns (collectively, the "Wood River Entities") pursuant to the Order described in Item 4. was previously filed with the Securities and Exchange Commission (the "Commission") on October 7, 2005 by the Wood River Entities and John H. Whittier purporting to reflect the acquisition and beneficial ownership of certain of the shares set forth herein by the Wood River Entities and Mr. Whittier as of such date (the "Existing Schedule 13D").

            This Amendment Number 1 to the Schedule 13D (the "First Amendment" and together with the Original Schedule 13D, the "Schedule 13D") amends and restates in its entirety the Original Schedule 13D and amends the information in the Existing Schedule 13D solely to the extent it relates to the Wood River Entities or the shares of common stock of Endwave Corporation that may be deemed to be beneficially owned thereby. This First Amendment is being filed primarily to update the number and percentage of shares of Endwave Corporation that may be deemed to be beneficially owned by the Reporting Persons from those set forth in the Original Schedule 13D and the Existing Schedule 13D, based on additional information obtained by the Receiver since the date of the filing of the Original Schedule 13D. Since the date of the filing of the Original Schedule 13D, the Reporting Persons have not engaged in any transactions in the shares of Endwave Corporation. Mr. Whittier is not a Reporting Person with respect to this
Schedule 13D and the information contained herein relating to him is solely based on the information contained in the Existing Schedule 13D. The information contained in this Schedule 13D regarding the Wood River Entities and the shares of Common Stock (as defined herein) that may be beneficially owned by the Reporting Persons is primarily based upon a review of certain brokerage account statements and account information delivered prior to the date hereof to the Receiver by certain brokers for the Wood River Entities, as the Receiver has recently commenced reviewing, but not yet completed reviewing, other information and the books, records and accounts of the Wood River Entities, and, hence, has not been able to determine, verify or confirm the amount of shares of Endwave Corporation that may be beneficially owned by the Reporting Persons or the other information contained herein.

            The Reporting Persons expressly disclaim knowledge as to the completeness and the accuracy of the information contained in this Schedule 13D. The Receiver is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of common stock of Endwave Corporation with respect to which the Wood River Entities and the Receiver may be deemed the beneficial owner. Similarly, the Receiver is still in the process of determining whether any of the Wood River Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Receiver and the Wood River Entities may be deemed the beneficial owner of more or fewer shares of common stock of Endwave Corporation than indicated herein. The filing of this Schedule 13D (or any amendment hereto) shall not be construed as an admission that any of the Reporting Persons is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D. The Receiver is in the process of confirming and verifying the facts and circumstances stated in this Schedule 13D, and therefore, all statements made herein are made based upon the Receiver's current information and belief and subject to confirmation, correction, change and future amendment.

            The Receiver may be deemed to share beneficial ownership of the shares of common stock of Endwave Corporation reported herein due to being appointed the Receiver of the Wood River Entities pursuant to the Order.

Item 1. Security and Issuer.

            This Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Endwave Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 776 Palomar Avenue, Sunnyvale, CA 94085.

Item 2. Identity and Background.

                               Page 7 of 15 Pages

      The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

      (a)   Wood River Capital Management, L.L.C. (the "Adviser"),
            Wood River Associates, L.L.C. (the "General Partner"),
            Wood River Partners, L.P. (the "Partnership"),
            Wood River Partners Offshore, Ltd. (the "Offshore Fund") and
            John H. Whittier ("Whittier"). Whittier is not a Reporting Person with respect to this Schedule 13D. Whittier was the principal and managing member of the Adviser and the General Partner, respectively.

            This Schedule 13D is also being filed on behalf of Arthur Steinberg, Esq., solely in his capacity as the Receiver of the Wood River Entities pursuant to the Order described in Item 4.

      (b) The business address of the Reporting Persons, except for the Offshore Fund is:

            c/o Kaye Scholer LLP
            425 Park Avenue
            New York, New York 10022

            The business address of the Offshore Fund is:

            c/o Campbell's Corporate Services
            P.O. Box 268GT
            Scotiabank Building, Georgetown
            Grand Cayman, Cayman Islands

            The business address of Whittier is:

            100 S. Leadville
            3rd Floor
            Box 7050
            Ketchum, Idaho 83340

      (c) Present principal occupation or employment of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted:

            The Adviser is an investment adviser and is the management company for the Partnership and the Offshore Fund. The Partnership and the Offshore Fund are principally engaged in the business of making investments. The General Partner is the general partner of the Partnership. Whittier was the principal and managing member of the Adviser and the General Partner, respectively. The business address of the Adviser, the Partnership, the Offshore Fund, the General Partner and Whittier are set forth above.

            The Receiver's principal occupation is an attorney and partner at Kaye Scholer LLP, a law firm, and his business address is set forth above.

      (d),(e) During the last five years, none of the Wood River Entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Wood River Entities and Whittier (and their officers, agents, servants, attorneys, successors-in-interest and certain others) are presently a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in the Wood River Entities and Whittier (and their officers, agents, servants, attorneys, successors-in-interest and certain others) becoming subject to a preliminary injunction (pending entry of a final judgment) enjoining future violations of and prohibiting and mandating activities subject to, Federal securities laws. See Item 5 and the Order attached hereto. Specifically, the Wood River Entities are preliminarily enjoined from violating, directly or indirectly:

                               Page 8 of 15 Pages

                  (1) Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") [15 U.S.C. ss. 78j(b)] and Rule 10b-5 promulgated thereunder [17 C.F.R. ss. 240.10b-5], by using any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange, in connection with the purchase or sale of any security: (a) to employ any device, scheme, or artifice to defraud; (b) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or (c) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person;

                  (2) Section 17(a) of the Securities Act of 1933 [15 U.S.C. ss. 77q(a)], by, in the offer or sale of any security using any means or instruments of transportation or communication in interstate commerce or by use of the mails, directly or indirectly: (a) to employ any device, scheme, or artifice to defraud; (b) to obtain money or property by means of any untrue statement of a material fact or any omission of a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or (c) to engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon the purchaser;

                  (3) Section 13(d) of the Exchange Act [15 U.S.C. ss. 78m(d)] and Rules 13d-1 and 13d-2 thereunder [17 C.F.R.ss. 240.13d-1 and 240.13d-2] by failing to: (a) within ten days of acquiring beneficial ownership of more than five percent of any equity security registered pursuant to Section 12 of the Exchange
                  Act: (i) file a complete and accurate schedule 13D with the Commission; and (ii) send to the issuer of such security, and each exchange where such security is traded, a statement describing the purchases and other information; or (b) amend a
                  Schedule 13D if there is any material change in the beneficial ownership position in the security noted therein, or any other facts set forth in a previously filed Schedule 13D; and

                  (4) Section 16(a) of the Exchange Act [15 U.S.C. ss. 78p(a)], and Rules 16a-2 and 16a-3 thereunder [17 C.F.R. ss. 240.16a-2 and 240.16a-3], by failing to file timely with the Commission (and, if such security is registered on a national securities exchange, also with the exchange), as a direct or indirect beneficial owner of more than 10 percent of any class of any equity security (other than an exempted security) which is registered pursuant to Section 12 of the Exchange Act [15 U.S.C.ss. 78l], or as a director or an officer of the issuer of such security: (a) at the time of the registration of such security on a national securities exchange or by the effective date of a registration statement filed pursuant to Section 12(g) of the Exchange Act [15 U.S.C. ss. 78l(g)], or within ten days after becoming such a beneficial owner, director, or officer, a statement on Form 3 [17 C.F.R. ss. 249.103], Initial Statement of Beneficial Ownership of Securities, of the amount of all equity securities of such issuer of which he is the beneficial owner; (b) within ten days after the close of each calendar month thereafter, if there has been a change in such ownership during such month, a statement on Form 4 [17 C.F.R.ss. 249.104], Statement of Changes in Beneficial Ownership of Securities, indicating ownership at the close of the calendar month and such changes in ownership as have occurred during such calendar month; and (c) within forty-five days of the issuer's year-end, a statement on Form 5 [17 C.F.R. ss. 249.105], Annual Statement of Beneficial Ownership of Securities, disclosing, among other things, all holdings and transactions that should have been, but were not, reported on Forms 3, 4, or 5 during the most recent fiscal year.

                  In addition, the Adviser, the General Partner and Whittier (and their officers, agents, servants, attorneys, successors-in-interest and certain others) are preliminarily enjoined (pending receipt of a final judgment) from, by use of the mails or any means or instrumentality of interstate commerce: (1) employing any device, scheme, or artifice to defraud; and/or (2) engaging in any act, practice or course of business which would operate as a fraud or deceit upon any client or prospective client, in violation of Section 206(1) and (2) of the Investment Advisers Act of 1940 [15 U.S.C. ss. 80b-6(1) and (2)].

            The Receiver has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Receiver becoming subject to a judgment, decree or final order enjoining future violations of, or

                               Page 9 of 15 Pages
            prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   The Adviser is a Delaware entity.
            The General Partner is a Delaware entity.
            The Partnership is a Delaware entity.
            The Offshore Fund is a Cayman Islands entity.
            Whittier is a citizen of the United States.
            The Receiver is a citizen of the United States.

Item 3. Source and Amount of Funds and Other Consideration.

            See   Item 4.

            The Receiver may be deemed to share beneficial ownership of the shares of Common Stock reported herein due to being appointed the Receiver of the Wood River Entities pursuant to the Order. The Wood River Entities hold the shares of Common Stock reported herein. See Item 5.

Item 4. Purpose of Transaction.

      The Wood River Entities acquired the Common Stock for investment purposes. The Reporting Persons acknowledge that this Schedule 13D is incomplete. See the Introduction hereof. Nonetheless, subject to the Introduction hereof, they are filing now to avoid further delay in updating the amount of Common Stock that each of them currently believes it holds, based on additional information obtained by the Receiver since the date of the filing of the Original Schedule 13D. The Reporting Persons intend to amend this Schedule 13D as soon as is practically possible to disclose, among other potential matters, the source and amount of funds used to purchase the Common Stock and the transactions required to be reported in Item 5 and to address the other matters set forth in the Introduction hereof.

      Pursuant to an order of the United States District Court for the Southern District of New York (the "Court"), dated October 13, 2005, in connection with the action entitled Commission v. the Adviser, the General Partner, Whittier, the Partnership and the Offshore Fund (the "Order"), Arthur Steinberg, Esq. was appointed as the Receiver of the Wood River Entities and granted the powers and authority described in the Order. Due to the powers and authority conveyed upon the Receiver by the Order, the Receiver may be deemed to share beneficial ownership of the shares of Common Stock reported herein. See Item 5.

      Pursuant to Section 13 of the Order, the Receiver is authorized, empowered and directed to perform, among others, the following duties and responsibilities at all times with a view towards, first, locating, preserving and protecting all of the Wood River Entities' assets, and second, maximizing returns to investors in the Wood River Entities: (i) locate and take immediate possession and control of all assets of every kind whatsoever and wherever located owned by, controlled by, belonging to, or traceable to the Wood River Entities, whether tangible, intangible, real, equitable, personal, realized, unrealized or otherwise (the "Assets"), and to hold, manage, and administer such Assets as is required to comply with and effectuate the directives of the Order; (ii) assume control of, and be named as authorized signatory for, all accounts at any bank, brokerage firm, or financial institution which has possession, custody or control of any Assets (the "Accounts"); (iii) manage, retain, sell and/or liquidate the Accounts as necessary and appropriate to comply with and effectuate the directives of the Order; (iv) take all reasonable and necessary actions to manage, maintain, and wind-down business operations of the Wood River Entities, including making legally required payments to creditors, employees and agents of the Wood River Entities; (v) communicate with vendors, investors, and others, as required to comply with and effectuate the purposes of the Order; (vi) make or authorize such payments and disbursements from the Assets, and incur, or authorize the incurrence of such expenses and make, or authorize the making of such agreements as the Receiver deems reasonable and necessary in discharging the Receiver's duties; and (vii) develop a plan with respect to the retention, liquidation, and/or distribution of all remaining Assets to investors in the Wood River Entities.

      Accordingly, the Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, in each case in accordance with applicable law.

                              Page 10 of 15 Pages

      A copy of the Order is attached hereto and incorporated herein by this reference.

      Except to the extent that the matters discussed in this Schedule 13D may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

      (a) The Adviser may be deemed to beneficially own 4,171,477 shares of Common Stock, which constitute approximately 36.9% of the outstanding shares of Common Stock (based on 11,313,323 shares of Common Stock outstanding as of November 2, 2005, according to the Issuer's most recent Form 10-Q filed November 14, 2005).

            The General Partner may be deemed to beneficially own 2,843,239 shares of Common Stock, which constitute approximately 25.1% of the outstanding shares of Common Stock (based on 11,313,323 shares of Common Stock outstanding as of November 2, 2005, according to the Issuer's most recent Form 10-Q filed November 14, 2005)

            The Partnership beneficially owns 2,843,239 shares of Common Stock, which constitute approximately 25.1% of the outstanding shares of Common Stock (based on 11,313,323 shares of Common Stock outstanding as of November 2, 2005, according to the Issuer's most recent Form 10-Q filed November 14, 2005).

            The Offshore Fund beneficially owns 1,328,238 shares of Common Stock, which constitute approximately 11.7% of the outstanding shares of Common Stock (based on 11,313,323 shares of Common Stock outstanding as of November 2, 2005, according to the Issuer's most recent Form 10-Q filed November 14, 2005).

            Pursuant to the Order described in Item 4, the Receiver may be deemed to beneficially own 4,171,477 shares of Common Stock, which constitute approximately 36.9% of the outstanding shares of Common Stock (based on 11,313,323 shares of Common Stock outstanding as of November 2, 2005, according to the Issuer's most recent Form 10-Q filed November 14, 2005).

      (b) The Adviser is an investment adviser of the Partnership and the Offshore Fund and may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 4,171,477 shares of Common Stock purportedly beneficially owned by the Partnership and the Offshore Fund, which constitute approximately 36.9% of the outstanding shares of Common Stock (based on 11,313,323 shares of Common Stock outstanding as of November 2, 2005, according to the Issuer's most recent Form 10-Q filed November 14, 2005).

            The General Partner is the general partner of the Partnership and may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 2,843,239 shares of Common Stock beneficially owned by the Partnership, which constitute approximately 25.1% of the outstanding shares of Common Stock (based on 11,313,323 shares of Common Stock outstanding as of November 2, 2005, according to the Issuer's most recent Form 10-Q filed November 14, 2005).

            The Partnership has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 2,843,239 shares of Common Stock, which constitute approximately 25.1% of the outstanding shares of Common Stock (based on 11,313,323 shares of Common Stock outstanding as of November 2, 2005, according to the Issuer's most recent Form 10-Q filed November 14, 2005).

                               Page 11 of 15 Pages

            The Offshore Fund has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 1,328,238 shares of Common Stock, which constitute approximately 11.7% of the outstanding shares of Common Stock (based on 11,313,323 shares of Common Stock outstanding as of November 2, 2005, according to the Issuer's most recent Form 10-Q filed November 14, 2005).

            The Receiver may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 4,171,477 shares of Common Stock purportedly beneficially owned by the Partnership and the Offshore Fund, which constitute approximately 36.9% of the outstanding shares of Common Stock (based on 11,313,323 shares of Common Stock outstanding as of November 2, 2005, according to the Issuer's most recent Form 10-Q filed November 14, 2005).

      (c) See the Reporting Persons' response to Item 4.

            Arthur Steinberg, Esq. was appointed the Receiver for the Wood River Entities pursuant to the Order on October 13, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The General Partner is the general partner of the Partnership pursuant to the Partnership's agreement of limited partnership. The Adviser is the manager of the Partnership and the Offshore Fund pursuant to their investment advisory agreements. Those agreements give the Adviser the authority, among other things, to invest the funds of the Partnership and the Offshore Fund in the Common Stock, to vote and dispose of Common Stock and to file this statement on their behalf. Pursuant to the Partnership's agreement of limited partnership and the Adviser's investment advisory agreement with the Offshore Fund, the Adviser and the General Partner are entitled to allocations based on assets under management and realized and unrealized gains from the Partnership.

            The General Partner and the Adviser are filing this Schedule 13D jointly and constitute a group, within the meaning of Rule 13d-5(b) under the Exchange Act, but disclaim membership in a group with any other person. Each of the Receiver, the Partnership and the Offshore Fund is filing this Schedule 13D jointly with the other Reporting Persons, but not as a member of a group, and each expressly disclaims membership in a group. In addition, the filing of this
Schedule 13D on behalf of the Partnership or the Offshore Fund should not be construed as an admission that either of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of any of the securities covered by this Schedule 13D.

      For a description of the Order see Item 4. The Order is attached as an Exhibit hereto.

      The Partnership entered into a Special Expiration Price Options Master Agreement with CDC Derivatives, Inc. ("CDCS") on January 20, 2004, pursuant to which the Partnership has the option to purchase one or more Special Expiration Price Options on the terms and conditions set forth therein. These options currently provide the Partnership with the right to purchase 140,100 shares of the Issuer. Such shares are included within the number and percentage of the shares that may be deemed to be beneficially owned by the Partnership, the Adviser, the General Partner and the Receiver.

Item 7. Material to be Filed as Exhibits.

      (a) Order of the United States District Court for the Southern District of New York, dated October 13, 2005 incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission by Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and Arthur Steinberg, Esq. on October 24, 2005.

      (b) Joint Filing Agreement incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission by Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and Arthur Steinberg, Esq. on October 24, 2005.

      (c) Special Expiration Price Options Master Agreement, dated January 20, 2004, between Wood River Partners, L.P. and CDCS.

                               Page 12 of 15 Pages

                                    SIGNATURE

      Subject to the information set forth in the Introduction hereof, after reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

December 6, 2005                     ARTHUR STEINBERG, ESQ., as the Receiver of
                                      the Wood River Entities, to the extent
                                      contemplated by the Order

                                      By: /s/ Arthur Steinberg
                                          --------------------------------------
                                          Name: Arthur Steinberg
                                          Title:   Receiver

                              Page 13 of 15 Pages

                                INDEX TO EXHIBITS

Exhibit
-------
   1.       Order of the United States District Court for the Southern District
            of New York, dated October 13, 2005 incorporated by reference to the
            Schedule 13D filed with the Securities and Exchange Commission by
            Wood River Capital Management, L.L.C., Wood River Associates,
            L.L.C., Wood River Partners, L.P., Wood River Partners Offshore,
            Ltd. and Arthur Steinberg, Esq. on October 24, 2005

   2. Joint Filing Agreement incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission by Wood River
            Capital Management, L.L.C., Wood River Associates, L.L.C., Wood
            River Partners, L.P., Wood River Partners Offshore, Ltd. and Arthur
            Steinberg, Esq. on October 24, 2005

   3.       Special Expiration Price Options Master Agreement, dated January 20,
            2004, between Wood River Partners, L.P. and CDC Derivatives, Inc.

                              Page 14 of 15 Pages